Exhibit 4.53

TRANSITIONAL SERVICES AGREEMENT

Between

NETEASE, INC.

And

YOUDAO, INC.

Dated as of September 27, 2019

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS

Section 1.1	Capitalized terms	1

ARTICLE 2
SERVICES

Section 2.1	Initial Services	4
Section 2.2	Additional Services	4
Section 2.3	Scope of Services	4
Section 2.4	Limitation on Provision of Services	4
Section 2.5	Standard of Performance; Standard of Care	5
Section 2.6	Changes in Services	7
Section 2.7	Services Performed by Third Parties	7
Section 2.8	Responsibility for Provider Personnel	7
Section 2.9	Services Rendered as a Work-For-Hire; Return of Equipment; Internal Use; No Sale, Transfer, Assignment; Copies	8
Section 2.10	Cooperation	8

ARTICLE 3
PRICES AND PAYMENT

Section 3.1	Prices for Services	8
Section 3.2	Procedure	9
Section 3.3	Late Payments	9

ARTICLE 4
TERM AND TERMINATION

Section 4.1	Termination Dates	9
Section 4.2	Early Termination by the Recipient	9
Section 4.3	Termination by the Provider	9
Section 4.4	Effect of Termination of Services	9
Section 4.5	Data Transmission	10

ARTICLE 5
MISCELLANEOUS

Section 5.1	Disclaimer of Warranties	10
Section 5.2	Consent	10
Section 5.3	Limitation of Liability; Indemnification	10

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TRANSITIONAL SERVICES AGREEMENT

This Transitional Services Agreement (this “Agreement”) is dated as of September 27, 2019, by and between, NetEase, Inc., a company incorporated under the laws of the Cayman Islands (“NetEase”), on behalf of itself and other members of the NetEase Group (as defined below), and Youdao, Inc., a company incorporated under the laws of the Cayman Islands (“Youdao”), on behalf of itself and other members of the Youdao Group (as defined below) (each of NetEase and Youdao a “Party” and, together, the “Parties”).

RECITALS

WHEREAS, as of the date hereof, Youdao is Controlled by NetEase;

WHEREAS, the Parties currently contemplate that Youdao will make an initial public offering (the “IPO”) pursuant to a Registration Statement on Form F-1 (as so filed, and as amended thereafter from time to time, the “IPO Registration Statement”);

WHEREAS, NetEase and Youdao have entered into that certain Master Transaction Agreement, dated as of the date hereof (the “Master Transaction Agreement”), which sets forth the principal arrangements between NetEase and Youdao regarding their relationship from and after the consummation of the IPO; and

WHEREAS, the Parties desire that members of the NetEase Group will continue to provide certain services to members of the Youdao Group and that members of the Youdao Group will also provide certain services to members of the NetEase Group.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual agreements, covenants and provisions contained in this Agreement and the transactions contemplated by the Master Transaction Agreement, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1     Capitalized terms used and not otherwise defined herein will have the meanings ascribed to such terms in the Master Transaction Agreement. Capitalized terms used in the Schedules but not otherwise defined therein, will have the meaning ascribed to such word in this Agreement. For purposes of this Agreement, the following words and phrases will have the following meanings:

“Actual Cost” has the meaning set forth in Section 3.1 of this Agreement.

“Additional Services” has the meaning set forth in Section 2.2 of this Agreement.

“Affiliate” of any Person means a Person that Controls, is Controlled by, or is under common Control with such Person; provided that, under this Agreement, “Affiliate” of any member of the NetEase Group excludes members of the Youdao Group, and “Affiliate” of any member of the Youdao Group excludes members of the NetEase Group.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Claims” has the meaning set forth in Section 5.3(d) of this Agreement.

“Control” means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or other interests, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings.

“Control Ending Date” means the earlier of (i) the first date upon which members of the NetEase Group no longer collectively own at least twenty percent (20%) of the voting power of the then outstanding voting securities of Youdao and (ii) the first date upon which NetEase, collectively with the other members of the NetEase Group, ceases to be the largest beneficial owner of the then outstanding voting securities of Youdao.

“Dispute” has the meaning set forth in Section 5.12 of this Agreement.

“Dispute Resolution Commencement Date” has the meaning set forth in Section 5.13 of this Agreement.

“Force Majeure Event” has the meaning set forth in Section 2.4(b) of this Agreement.

“Governmental Authority” means any national, provincial, municipal or local government, administrative or regulatory body or department, court, tribunal, arbitrator or any body that exercises the function of a regulator.

“Indemnitee” has the meaning set forth in Section 5.3(d) of this Agreement.

“Indemnitor” has the meaning set forth in Section 5.3(d) of this Agreement.

“Initial Services” has the meaning set forth in Section 2.1 of this Agreement.

“IPO” has the meaning set forth in the recitals to this Agreement.

“IPO Registration Statement” has the meaning set forth in the recitals to this Agreement.

“Master Transaction Agreement” has the meaning set forth in the recitals to this Agreement.

“NetEase Group” means NetEase and its Subsidiaries and VIEs, other than the Youdao Group.

“Online Learning Business” means the provision of online learning products (including online knowledge tools and smart devices) and online learning services (including online courses and interactive learning apps) by the Youdao Group as of the date hereof, as more completely described in the IPO Registration Statement; for the avoidance of doubt, “Online Learning Business” shall not include development and operation of online games, emails, e-commerce business, FinTech services, music applications, online reading, news and information, information security, SaaS, NetEase open online courses, the K-12 curriculum course offered by the NetEase Group as of the date hereof, films, and television programs.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof.

“PRC” means the People’s Republic of China, which, for purposes of this Agreement only, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Provider” means, with respect to any particular Service, the entity or entities identified on Schedule 1 as the party to provide such Service.

“Provider Personnel” has the meaning set forth in Section 2.8 of this Agreement.

“Recipient” means, with respect to any particular Service, the entity or entities identified on Schedule 1 as the party to receive such Service.

“Review Meetings” has the meaning set forth in Section 2.10 of this Agreement.

“Schedule” has the meaning set forth in Section 2.1 of this Agreement.

“Service Period” means the period commencing on the closing date of the IPO, on which the delivery of and payment for the securities offered by Youdao in connection with the IPO (excluding securities offered by Youdao upon underwriter(s)’ exercise of over-allotment option) will take place, and ending on the earlier of (i) the date the Recipient terminates the provision of such Service pursuant to Section 4.2, (ii) the date the Provider terminates the provision of such Service pursuant to Section 4.3, (iii) the fifth anniversary of the closing date of the IPO, and (iv) one (1) year after the Control Ending Date.

“Services” has the meaning set forth in Section 2.2 of this Agreement.

“Subsidiary” means, with respect to any given Person, any Person of which the given Person directly or indirectly Controls.

“System” means the software, hardware, data store or maintenance and support components or portions of such components of a set of information assets identified on Schedule 1.

“Tax” means all forms of direct and indirect taxation or duties imposed, or required to be collected or withheld, including charges, together with any related interest, penalties or other additional amounts.

“Termination Notice” has the meaning set forth in Section 4.2 of this Agreement.

“VIE” of any Person means any entity that is Controlled by such Person and is deemed to be a variable interest entity consolidated with such Person for purposes of generally accepted accounting principles in the United States as in effect from time to time.

“Work Product” has the meaning set forth in Section 2.9 of this Agreement.

“Youdao Group” means Youdao and its Subsidiaries and VIEs.

ARTICLE 2

SERVICES

Section 2.1    Initial Services. Except as otherwise provided herein, during the applicable Service Period, each Provider agrees to provide, or with respect to any service to be provided by an Affiliate of such Provider, to cause such Affiliate to provide, to the Recipient, or with respect to any service to be provided to an Affiliate of the Recipient, to such Affiliate, the services that have been provided by the Provider and/or its Affiliates to the Recipient or its Affiliates (the “Initial Services”), including but not limited to the services set forth on Schedule 1 (together with other Schedule(s) to this Agreement, the “Schedules”) annexed hereto.

Section 2.2    Additional Services. From time to time during the applicable Service Period, the Parties may identify additional services that the Provider will provide to the Recipient in accordance with the terms of this Agreement (the “Additional Services” and, together with the Initial Services, the “Services”). If the Parties agree to add any Additional Services, the Parties will mutually create a Schedule or amend the existing  Schedule(s) for each such Additional Service setting forth the identities of the Provider and the Recipient, a description of such Service, the term during which such Service will be provided, the cost, if any, for such Service and any other provisions applicable thereto. In order to become a part of this Agreement, such amendment to Schedule(s) must be executed by a duly authorized representative of each Party, at which time such Additional Service will, together with the Initial Services, be deemed to constitute a “Service” for the purposes hereof and will be subject to the terms and conditions of this Agreement. The Parties may, but are not obligated to, agree on Additional Services during the applicable Service Period. Notwithstanding anything to the contrary in the foregoing or anywhere else in this Agreement, any service actually performed by the Provider upon written or oral request by the Recipient in connection with this Agreement will be deemed to constitute a “Service” for the purposes of Article 3 and Section 5.3, but such “Service” will only be incorporated into this Agreement by an amendment set forth in this Section 2.2 and Section 5.9.

Section 2.3    Scope of Services. Notwithstanding anything to the contrary herein, (i) neither the Provider nor any of its Affiliates will be required to perform or to cause to be performed any of the Services for the benefit of any third party or any other person other than the applicable Recipient or its Affiliates, and (ii) the Provider makes no warranties, express or implied, with respect to the Services, except as provided in Section 2.5.

Section 2.4    Limitation on Provision of Services.

(a)    Except as expressly contemplated in Schedules, neither the Provider nor any of its Affiliates will be obligated to perform or to cause to be performed any Service in a volume or quantity that exceeds a maximum amount that is mutually agreed by the Provider and the Recipient based on the needs of Online Learning Business; provided, however, that if the Recipient wishes to increase the volume or quantity of such Services provided under this Agreement by more than such amount, the Recipient will make a request to the appropriate Provider in writing in accordance with Section 5.10 at least fifteen (15) calendar days prior to the next Review Meeting setting out in as much detail as reasonably possible the change requested and the reason for requesting the change, which request will be considered at the next Review Meeting. The Provider may, in its sole discretion, choose to accommodate or not to accommodate any such request in part or in full.

(b)    In case performance of any terms or provisions hereof will be delayed or prevented, in whole or in part, because of, or related to, compliance with any law, decree, request or order of any Governmental Authority, or because of riots, war, public disturbance, strike, labor dispute, fire explosion, storm, flood, acts of God, major breakdown or failure of transportation, manufacturing, distribution or storage facilities, or for any other reason which is not within the control of the Party whose performance is interfered with and which by the exercise of reasonable diligence such Party is unable to prevent (each, a “Force Majeure Event”), then upon prompt notice by the Party so suffering to the other Party, the Party suffering will be excused from its obligations hereunder during the period such Force Majeure Event continues, and no liability will attach against either Party on account thereof. No Party will be excused from performance if such Party fails to use reasonable diligence to remedy the situation and remove the cause and effect of the Force Majeure Event.

(c)    If the Provider is unable to provide a Service hereunder because it does not have the necessary assets because such asset was transferred from the Provider to the Recipient, the Parties will determine a mutually acceptable arrangement to provide the necessary access to such asset and until such time as access is provided, the Provider’s failure to provide such Service will not be a breach of this Agreement.

(d)    Notwithstanding anything to the contrary contained herein, this Agreement will not constitute an agreement for the Provider to provide Services to the Recipient to the extent that the provision of any such Services would not be in compliance with applicable laws.

Section 2.5    Standard of Performance; Standard of Care.

(a)    The Provider will use its commercially reasonable efforts to provide and cause its Affiliates to provide the Services in a manner which is substantially similar in nature, quality and timeliness to the services provided by the applicable Provider to the applicable Recipient immediately prior to the date hereof; provided, however, that nothing in this Agreement will require the Provider to prioritize or otherwise favor the Recipient over any third parties or any of the Provider’s or the Provider’s Affiliates’ business operations. The Recipient acknowledges that the Provider’s obligation to provide the Services is contingent upon the Recipient (A) providing in a timely manner all information, documentation, materials, resources and access requested by the Provider and (B) making timely decisions, approvals and acceptances and taking in a timely manner such other actions requested by the Provider, in each case that the Provider (in its reasonable business judgment) believes is necessary or desirable to enable the Provider to provide the Services; provided, however, that the Provider requests such approvals, information, materials or services with reasonable prior notice to the extent practicable. Notwithstanding anything to the contrary herein, the Provider shall not be responsible for any failure to provide any Service in the event that the Recipient has not fully complied with the immediately preceding sentence. The Parties acknowledge and agree that nothing contained in the Schedules will be deemed to (A) increase or decrease the standard of care imposed on the Provider, (B) expand the scope of the Services to be provided as set forth in Article 2, except to the extent that the Schedules reference a Service that was not provided immediately prior to the date hereof, or (C) limit Sections 5.1 and 5.3.

(b)    In providing the Services, except to the extent necessary to maintain the level of Service provided on the date hereof (or with respect to any Additional Service, the agreed-upon level), the Provider will not be obligated to: (A) hire any additional employees or (B) purchase, lease or license any additional equipment, software or other assets; and in no event will the Provider be obligated to (x) maintain the employment of any specific employee or (y) pay any costs related to the transfer or conversion of the Recipient’s data to the Provider or any alternate supplier of Services. Further, the Provider will have the right to designate which personnel it will assign to perform the Services, and it will have the right to remove and replace any such personnel at any time or designate any of its Affiliates or a third party provider at any time to perform the Services. At the Recipient’s request, the Provider will consult in good faith with the Recipient regarding the specific personnel to provide any particular Services; provided, however, that the Provider’s decision will control and be final and binding.

(c)    The Provider’s sole responsibility to the Recipient for errors or omissions committed by the Provider in performing the Services will be to correct such errors or omissions in the Services at no additional cost to the Recipient; provided, however, that the Recipient must promptly advise the Provider of any such error or omission of which it becomes aware after having used commercially reasonable efforts to detect any such errors or omissions.

(d)    The Parties and their respective Affiliates will use good faith efforts to cooperate with each other in connection with the performance of the Services hereunder, including producing on a timely basis all information that is reasonably requested with respect to the performance of Services; provided, however, that such cooperation not unreasonably disrupt the normal operations of the Parties and their respective Affiliates; provided further, that the Party requesting cooperation will pay all reasonable out-of-pocket costs and expenses incurred by the Party furnishing cooperation, unless otherwise expressly provided in this Agreement or the Master Transaction Agreement. Such cooperation will include exchanging information, providing electronic access to systems used in connection with the Services and obtaining or granting all consents, licenses, sublicenses or approvals necessary to permit each Party to perform its obligations hereunder. Notwithstanding anything in this Agreement to the contrary, the Recipient will be solely responsible for paying for the costs of obtaining such consents, licenses, sublicenses or approvals, including reasonable legal fees and expenses. Either Party providing electronic access to systems used in connection with Services may limit the scope of access to the applicable requirements of the relevant matter through any reasonable means available, and any such access will be subject to the terms of Section 4.5 of the Master Transaction Agreement. The exchange of information or records (in any format, electronic or otherwise) related to the provision of Services under this Agreement will be made to the extent that (A) such records/information exist and are created in the ordinary course, (B) do not involve the incurrence of any material expense, and (C) are reasonably necessary for any such Party to comply with its obligations hereunder or under applicable law. Subject to the foregoing terms, the Parties will cooperate with each other in making information available as needed in the event of a Tax audit or in connection with statutory or governmental compliance issues, whether in the PRC or any other country; provided, however, that the provision of such information will be without representation or warranty as to the accuracy or completeness of such information. For the avoidance of doubt, and without limiting any privilege or protection that now or hereafter may be shared by the Provider and the Recipient, neither Party will be required to provide any document if the Party who would provide such document reasonably believes that so doing would waive any privilege or protection (e.g., attorney-client privilege) applicable to such document.

(e)    If the Provider reasonably believes it is unable to provide any Service because of a failure to obtain necessary consents (e.g., third-party approvals or instructions or approvals from the Recipient required in the ordinary course of providing a Service), licenses, sublicenses or approvals contemplated by Section 2.5(d), such failure shall not constitute a breach hereof by the Provider and the Parties will cooperate to determine the best alternative approach; provided, however, that in no event will the Provider be required to provide such Service until an alternative approach reasonably satisfactory to the Provider is found or the consents, licenses, sublicenses or approvals have been obtained.

Section 2.6    Changes in Services. The Parties agree and acknowledge that any Provider may make changes from time to time in the manner of performing the applicable Services if such Provider is making similar changes in performing similar services for itself, its Affiliates or other third parties, if any, and if such Provider furnishes to the Recipient substantially the same notice (in content and timing) as such Provider provides to its Affiliates or other third parties, if any, respecting such changes. In addition, and without limiting the immediately preceding sentence in any way, and notwithstanding any provision of this Agreement to the contrary, such Provider may make any of the following changes without obtaining the prior consent of the Recipient: (i) changes to the process of performing a particular Service that do not adversely affect the benefits to the Recipient of such Provider’s provision or quality of such Service in any material respect or materially increase the charge for such Service; (ii) emergency changes on a temporary and short-term basis; and (iii) changes to a particular Service in order to comply with applicable law or regulatory requirements.

Section 2.7    Services Performed by Third Parties. Nothing in this Agreement will prevent the Provider from using its Affiliates or third parties to perform all or any part of a Service hereunder. The Provider will remain fully responsible for the performance of its obligations under this Agreement in accordance with its terms, including any obligations it performs through its Affiliates or third parties, and the Provider will be solely responsible for payments due any such Affiliates or third parties.

Section 2.8    Responsibility for Provider Personnel. All personnel employed, engaged or otherwise furnished by the Provider in connection with its rendering of the Services will be the Provider’s employees, agents or subcontractors, as the case may be (collectively, “Provider Personnel”). The Provider will have the sole and exclusive responsibility for Provider Personnel, will supervise Provider Personnel and will cause Provider Personnel to cooperate with the Recipient in performing the Services in accordance with the terms and conditions of Section 2.5. The Provider will pay and be responsible for the payment of any and all premiums, contributions and taxes for workers’ compensation insurance, unemployment compensation, disability insurance, and all similar provisions now or hereafter imposed by any Governmental Authority with respect to, or measured by, wages, salaries or other compensation paid, or to be paid, by the Provider to Provider Personnel.

Section 2.9    Services Rendered as a Work-For-Hire; Return of Equipment; Internal Use; No Sale, Transfer, Assignment; Copies. All materials, software, tools, data, inventions, works of authorship, documentation, and other innovations of any kind, including any improvements or modifications to the Provider’s proprietary computer software programs and related materials, that the Provider, or personnel working for or through the Provider, may make, conceive, develop or reduce to practice, alone or jointly with others, in the course of performing Services or as a result of such Services, whether or not eligible for patent, copyright, trademark, trade secret or other legal protection (collectively the “Work Product”), as between the Provider and the Recipient, will be solely owned by the Provider. Upon the termination of any of the Services, (i) the Recipient will return to the Provider, as soon as practicable, any equipment or other property of the Provider relating to such terminated Services which is owned or leased by the Provider and is, or was, in the Recipient’s possession or control; and (ii) the Provider will transfer to the Recipient, as soon as practicable, any and all supporting, back-up or organizational data or information of the Recipient used in supplying the Service to the Recipient. In addition, the Parties will use good-faith efforts at the termination of this Agreement or any specific Service provided hereunder, to ensure that all user identifications and passwords related thereto, if any, are canceled, and that any other data (as well as any and all back-up of that data) pertaining solely to the other Party and related to such Service will be returned to such other Party and deleted or removed from the applicable computer systems. All systems, procedures and related materials provided to the Recipient are for the Recipient’s internal use only and only as related to the Services or any of the underlying Systems used to provide the Services, and unless the Provider gives its prior written consent in each and every instance (in its sole discretion), the Recipient may not sell, transfer, assign or otherwise use the Services provided hereunder, in whole or in part, for the benefit of any person other than an Affiliate of the Recipient. The Recipient will not copy, modify, reverse engineer, decompile or in any way alter Systems without the Provider’s express written consent (in its sole discretion).

Section 2.10    Cooperation. Each Party will designate in writing to the other Party one (1) representative to act as a contact person with respect to all issues relating to the provision of the Services pursuant to this Agreement. Such representatives will hold review meetings by telephone or in person, as mutually agreed upon, approximately once every quarter to discuss issues relating to the provision of the Services under this Agreement (“Review Meetings”). In the Review Meetings such representatives will be responsible for (A) discussing any problems identified relating to the provision of Services and, to the extent changes are agreed upon, implementing such changes and (B) providing notice that any Service has since the prior Review Meeting for the first time exceeded, or is anticipated to exceed, the usual and customary volume for such Service as described in the relevant Schedule.

ARTICLE 3

PRICES AND PAYMENT

Section 3.1    Prices for Services. Services provided to any Recipient pursuant to the terms of this Agreement will be charged at the prices set forth for such Service on the relevant Schedule. At a time during the Service Period to be separately agreed by the Provider and the Recipient, the Provider will review the charges, costs and expenses actually incurred by the Provider in providing any Service (collectively, the “Actual Cost”) during the period preceding such review up to the last review, if any. In the event the Provider determines that the Actual Cost for any service materially differs from the aggregate costs charged to Recipient for that Service for that period, the Provider will deliver to Recipient documentation for such Actual Cost and the Parties will renegotiate in good faith to adjust the appropriate costs charged to the Recipient prospectively.

Section 3.2    Procedure. Amounts payable pursuant to the terms of this Agreement will be paid by the Recipient to the Provider on a monthly basis.

Section 3.3    Late Payments. Charges not paid within thirty (30) calendar days after the date when payable will bear interest at the rate of 0.75% per month for the period commencing on the due date and ending on the date that is thirty (30) calendar days after such due date, and thereafter at the rate of 1.5% per month until the date payment is received in full by the Provider.

ARTICLE 4

TERM AND TERMINATION

Section 4.1    Termination Dates. Unless otherwise terminated pursuant to this Article 4, this Agreement will terminate with respect to any Service at the close of business on the last day of the Service Period for such Service, unless the Parties have agreed in writing to an extension of the Service Period.

Section 4.2    Early Termination by the Recipient. As provided in Schedule 1 (regarding the required number of calendar days for written notice), the Recipient may terminate this Agreement with respect to either all or any one or more of the Services, at any time and from time to time (except in the event such termination will constitute a breach by Provider of a third party agreement related to providing such Services), by giving the required written notice to the Provider of such termination (each, a “Termination Notice”). As soon as reasonably practicable after its receipt of a Termination Notice, the Provider will advise the Recipient as to whether early termination of such Services will require the termination or partial termination, or otherwise affect the provision of, certain other Services. If this will be the case, the Recipient may withdraw its Termination Notice within ten (10) calendar days. If the Recipient does not withdraw the Termination Notice within such period, such termination will be final and the Recipient will be deemed to have agreed to the termination, partial termination or affected provision of such other Services and to pay the fees provided in Section 4.4.

Section 4.3    Termination by the Provider. On or after the Control Ending Date, the Provider may terminate this Agreement with respect to either all or any one or more of the Services, at any time and from time to time, by giving the required written notice to the Recipient of such termination as provided in Schedule 1 (regarding the required number of calendar days of written notice). Additionally, the Provider may terminate this Agreement by giving written notice of such termination to the Recipient, if the Recipient breaches any material provision of this Agreement (including a failure to timely pay an invoiced amount); provided,  however, that the Recipient will have thirty (30) calendar days after receiving such written notice to cure any breach which is curable before the termination becomes effective.

Section 4.4    Effect of Termination of Services. In the event of any termination with respect to one or more, but less than all, of the Services, this Agreement will continue in full force and effect with respect to any Services not so terminated. Upon the termination of any or all of the Services, the Provider will cease, or cause its applicable Affiliates or third-party providers to cease, providing the terminated Services. Upon each such termination, the Recipient will promptly (i) pay to the Provider all fees accrued through the effective date of the Termination Notice, and (ii) reimburse the Provider for the termination costs actually incurred by the Provider resulting from the Recipient’s early termination of such Services, if any, including those costs owed to third-party providers, but excluding costs related to the termination of any particular Provider employees in connection with such termination of Services (including wrongful termination claims) unless the Recipient was notified in writing that such particular employees were being engaged in order for the Provider to provide such Services. Article 5 shall survive indefinitely after the termination of this Agreement.

Section 4.5    Data Transmission. In connection with the termination of a particular Service, on or prior to the last day of each relevant Service Period, the Provider will cooperate fully and will cause its Affiliates to cooperate fully to support any transfer of data concerning the relevant Services to the applicable Recipient. If requested by the Recipient in connection with the prior sentence, the Provider will deliver and will cause its Affiliates to deliver to the applicable Recipient, within such time periods as the Parties may reasonably agree, all records, data, files and other information received or computed for the benefit of such Recipient during the Service Period, in electronic and/or hard copy form; provided,  however, that (i) the Provider will not have any obligation to provide or cause to provide data in any non-standard format and (ii) if the Provider, in its sole discretion, upon request of the Recipient, chooses to provide data in any non-standard format, the Provider and its Affiliates will be reimbursed for their reasonable out-of-pocket costs for providing data electronically in any format other than its standard format, unless expressly provided otherwise in a Schedule.

ARTICLE 5

MISCELLANEOUS

Section 5.1    Disclaimer of Warranties. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, THE PROVIDER MAKES NO AND DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT, WITH RESPECT TO THE SERVICES, TO THE EXTENT PERMITTED BY APPLICABLE LAW. THE PROVIDER MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE QUALITY, SUITABILITY OR ADEQUACY OF THE SERVICES FOR ANY PURPOSE OR USE.

Section 5.2    Consent. Any consent of a Party pursuant to this Agreement shall not be effective unless it is in writing and evidenced by the signature of the Chief Executive Officer or Chief Financial Officer of such Party (or such other person that the Chief Executive Officer, Chief Financial Officer or board of directors of such Party has specifically authorized in writing to give such consent).

Section 5.3    Limitation of Liability; Indemnification.

(a)    Each Party acknowledges and agrees that the obligations of the other Party hereunder are exclusively the obligations of such other Party and are not guaranteed directly or indirectly by such other Party’s shareholders, members, managers, officers, directors, agents or any other person. Except as otherwise specifically set forth in the Master Transaction Agreement, and subject to the terms of this Agreement, each Party will look only to the other Party and not to any manager, director, officer, employee or agent for satisfaction of any claims, demands or causes of action for damages, injuries or losses sustained by any Party as a result of the other Party’s action or inaction.

(b)    Notwithstanding (A) the Provider’s agreement to perform the Services in accordance with the provisions hereof, or (B) any term or provision of the Schedules to the contrary, the Recipient acknowledges that performance by the Provider of the Services pursuant to this Agreement will not subject the Provider, any of its Affiliates or their respective members, shareholders, managers, directors, officers, employees or agents to any liability whatsoever, except as directly caused by the gross negligence or willful misconduct on the part of the Provider or any of its members, shareholders, managers, directors, officers, employees and agents; provided, however, that the Provider’s liability as a result of such gross negligence or willful misconduct will be limited to an amount not to exceed the lesser of (i) the price paid for the particular Service, (ii) the Recipient’s or its Affiliate’s cost of performing the Service itself during the remainder of the applicable Service Period or (iii) the Recipient’s cost of obtaining the Service from a third party during the remainder of the applicable Service Period; provided further that the Recipient and its Affiliates will exercise their commercially reasonable efforts to minimize the cost of any such alternatives to the Services by selecting the most cost effective alternatives which provide the functional equivalent of the Services replaced.

(c)    NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY OR ITS RESPECTIVE AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS SUFFERED BY THE OTHER PARTY OR ITS AFFILIATES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, IN CONNECTION WITH ANY DAMAGES ARISING HEREUNDER; PROVIDED, HOWEVER, THAT TO THE EXTENT EITHER PARTY OR ITS RESPECTIVE AFFILIATES IS REQUIRED TO PAY ANY SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS TO A THIRD PARTY WHO IS NOT AN AFFILIATE OF EITHER PARTY, IN EACH CASE IN CONNECTION WITH A THIRD-PARTY CLAIM, SUCH DAMAGES WILL CONSTITUTE DIRECT DAMAGES OF THE INDEMNIFIED PARTY AND WILL NOT BE SUBJECT TO THE LIMITATION SET FORTH IN THIS SECTION 5.3(c).

(d)    The Recipient agrees to indemnify and hold harmless the Provider, the Provider or its Affiliates and their respective members, shareholders, managers, directors, officers, employees and agents with respect to any claims or liabilities (including reasonable attorneys’ fees) (“Claims”), which may be asserted or imposed against the Provider or such persons by a third party who is not an affiliate of either Party, as a result of (A) the provision of the Services pursuant to this Agreement, or (B) the material breach by the Recipient of a third-party agreement that causes or constitutes a material breach of such agreement by the Provider, except (with respect to both of the foregoing) for any claims which are directly caused by the gross negligence or willful misconduct of the Provider or such persons. Each Party as indemnitee (“Indemnitee”) will give the other Party as indemnitor (“Indemnitor”) prompt written notice of any Claims. If Indemnitor does not notify Indemnitee within a reasonable period after Indemnitor’s receipt of notice of any Claim that Indemnitor is assuming the defense of Indemnitee, then until such defense is assumed by Indemnitor, Indemnitee shall have the right to defend, contest, settle or compromise such Claim in the exercise of its reasonable judgment and all costs and expenses of such defense, contest, settlement or compromise (including reasonable outside attorneys’ fees and expenses) will be reimbursed to Indemnitee by Indemnitor. Upon assumption of the defense of any such Claim, Indemnitor will, at its own cost and expense, select legal counsel, conduct and control the defense and settlement of any suit or action which is covered by Indemnitor’s indemnity. Indemnitee shall render all cooperation and assistance reasonably requested by the Indemnitor and Indemnitor will keep Indemnitee fully apprised of the status of any Claim. Notwithstanding the foregoing, Indemnitee may, at its election and sole expense, be represented in such action by separate counsel and Indemnitee may, at its election and sole expense, assume the defense of any such action, if Indemnitee hereby waives Indemnitor’s indemnity hereunder. Unless Indemnitee waives the indemnity hereunder, in no event shall Indemnitee, as part of the settlement of any claim or proceeding covered by this indemnity or otherwise, stipulate to, admit or acknowledge any liability or wrongdoing (whether in contract, tort or otherwise) of any issue which may be covered by this indemnity without the consent of the Indemnitor (such consent not to be unreasonably withheld or delayed).

Section 5.4    Compliance with Law and Governmental Regulations. The Recipient will be solely responsible for (i) compliance with all laws affecting its business and (ii) any use the Recipient may make of the Services to assist it in complying with such laws. Without limiting any other provisions of this Agreement, the Parties agree and acknowledge that neither Party has any responsibility or liability for advising the other Party with respect to, or ensuring the other Party’s compliance with, any public disclosure, compliance or reporting obligations of such other Party (including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and rules and regulations promulgated under such Acts or any successor provisions), regardless of whether any failure to comply results from information provided hereunder.

Section 5.5    No Partnership or Joint Venture; Independent Contractor. Nothing contained in this Agreement will constitute or be construed to be or create a partnership or joint venture between the Parties or any of their respective Affiliates, successors or assigns. The Parties understand and agree that this Agreement does not make either of them an agent or legal representative of the other for any purpose whatsoever. No Party is granted, by this Agreement or otherwise, any right or authority to assume or create any obligation or responsibilities, express or implied, on behalf of or in the name of any other Party, or to bind any other Party in any manner whatsoever. The Parties expressly acknowledge that the Provider is an independent contractor with respect to the Recipient in all respects, including with respect to the provision of the Services.

Section 5.6    Non-Exclusivity. The Provider and its Affiliates may provide services of a nature similar to the Services to any other Person. There is no obligation for the Provider to provide the Services to the Recipient on an exclusive basis.

Section 5.7    Expenses. Except as otherwise provided herein, each Party will pay its own expenses incident to the negotiation, preparation and performance of this Agreement, including the fees, expenses and disbursements of their respective investment bankers, accountants and counsel.

Section 5.8    Further Assurances. From time to time, each Party will use its commercially reasonable efforts to take or cause to be taken, at the cost and expense of the requesting Party, such further actions as may be reasonably necessary to consummate or implement the transactions contemplated hereby or to evidence such matters.

Section 5.9    Amendments. This Agreement (including Schedules) may not be amended except by an instrument in writing executed by a duly authorized representative of each Party.

Section 5.10    Notices. Notices, offers, requests or other communications required or permitted to be given by a Party pursuant to the terms of this Agreement shall be given in writing to the other Party to the addresses set forth in Schedule 2 hereto, or to such other address, facsimile number or email address as the Party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance or termination shall be sent by hand delivery or recognized courier. All other notices may also be sent by facsimile or email, confirmed by mail. All notices shall be deemed to have been given when received, if hand delivered; when transmitted, if transmitted by facsimile or email; upon confirmation of delivery, if sent by recognized courier; and upon receipt if mailed.

Section 5.11    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, U.S.A.

Section 5.12    Dispute Resolution. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (“Dispute”) which arises between the Parties shall first be negotiated between appropriate senior executives of each Party who shall have the authority to resolve the matter. Such executives shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies, within ten (10) calendar days of receipt by a Party of written notice of a Dispute, which date of receipt shall be referred to herein as the “Dispute Resolution Commencement Date.” Discussions and correspondence relating to trying to resolve such Dispute shall be conducted on a without prejudice basis, treated as Confidential Information, shall be exempt from discovery or production, and shall not be admissible in any subsequent proceeding between the Parties.

(a)    If the senior executives are unable to resolve the Dispute within sixty (60) calendar days from the Dispute Resolution Commencement Date, the exclusive means of continuing to pursue resolution of the the Dispute is to submit the Dispute to the boards of directors of NetEase and Youdao. Representatives of each board of directors shall meet as soon as practicable to attempt in good faith to negotiate a resolution of the Dispute.

(b)    If the representatives of the two boards of directors are unable to resolve the Dispute within 120 calendar days from the Dispute Resolution Commencement Date, the exclusive means of continuing to pursue resolution of the Dispute is for any Party to initiate mediation pursuant to the Commercial Mediation Procedures of the American Arbitration Association, which shall apply to the conduct of the mediation, including the method of appointment of a mediator. Both Parties will share the administrative costs of the mediation and the mediator’s fees and expenses equally, and each Party shall bear all of its other costs and expenses related to the mediation, including but not limited to attorney’s fees, witness fees, and travel expenses. The mediation shall take place in English in Beijing, China or in whatever alternative forum on which the Parties may agree.

(c)    If the Parties cannot resolve any Dispute through mediation within forty-five (45) calendar days after the appointment of the mediator (or the earlier withdrawal thereof), the exclusive means of pursuing final resolution of the Dispute is for any Party to commence an arbitration administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force at the time when the notice of arbitration is submitted. There shall be three (3) arbitrators selected pursuant to the HKIAC Rules. The presiding arbitrator shall be qualified to practice law in New York. The place and seat of arbitration shall be Hong Kong. The law of this arbitration clause shall be Hong Kong law. The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. Nothing contained herein shall preclude any Party from seeking provisional, interim or conservatory measures (including injunctive relief) from any court of competent jurisdiction.

Unless otherwise agreed in writing, the Parties will continue to provide service and honor all other commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this Section 5.12 with respect to all matters not subject to such Dispute, controversy or claim.

Section 5.13    Incorporation by Reference. The Schedules to this Agreement are incorporated herein by reference and made a part of this Agreement as if set forth in full herein.

Section 5.14    Specific Performance. The Parties hereto agree that irreparable damage would occur if any provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 5.15    Entire Agreement. This Agreement, together with all the Schedules attached hereto, constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to the subject matter hereof and thereof.

Section 5.16    Severability. If any term of this Agreement or the Schedules attached hereto is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.17    Failure or Indulgence not Waiver; Remedies Cumulative. No failure or delay on the part of any Party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement or the Schedules attached hereto are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 5.18    Assignment; No Third-Party Beneficiaries. Neither this Agreement nor any of the rights and obligations of the Parties may be assigned by any Party without the prior written consent of the other Party, except that (i) the Recipient may assign its rights under this Agreement to any Affiliate or Affiliates of the Recipient without the prior written consent of the Provider, (ii) the Provider may assign any rights and obligations hereunder to (A) any Affiliate or Affiliates of the Provider capable of providing such Services hereunder or (B) third parties to the extent such third parties are routinely used to provide the Services to Affiliates and businesses of the Provider, in either case without the prior written consent of the Recipient, and (iii) an assignment by operation of Law in connection with a merger or consolidation will not require the consent of the other Party. Notwithstanding the foregoing, each Party will remain liable for all of its respective obligations under this Agreement. Subject to the first sentence of this Section 5.18, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns and no other person will have any right, obligation or benefit hereunder. Any attempted assignment or transfer in violation of this Section  5.18 will be void.

Section 5.19    Inconsistency. Neither the making nor the acceptance of this Agreement will enlarge, restrict or otherwise modify the terms of the Master Transaction Agreement or constitute a waiver or release by any Party of any liabilities, obligations or commitments imposed upon them by the terms of the Master Transaction Agreement, including the representations, warranties, covenants, agreements and other provisions of the Master Transaction Agreement. In the event of any conflict between the terms of this Agreement (including the Schedules), on the one hand, and the terms of the Master Transaction Agreement, on the other hand, with respect to the subject matters of this Agreement, the terms of this Agreement will control. In the event of any inconsistency between the terms of this Agreement, on the one hand, and any of the Schedules, on the other hand, the terms of this Agreement (other than charges for Services) will control.

Section 5.20    Headings. The headings contained in this Agreement or in the Schedules attached hereto and in the table of contents to this Agreement are for reference purposes only and shall not in any way limit or affect the meaning or interpretation of any of the terms in this Agreement.

Section 5.21    Interpretation. Any capitalized term used in any Schedule but not otherwise defined therein, has the meaning assigned to such term in this Agreement. For all purposes of this Agreement: (i) all references in this Agreement to designated “Sections”, “Schedules” and other subdivisions are to the designated Sections, Schedules and other subdivisions of the body of this Agreement unless otherwise indicated; (ii) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision; (iii) “or” is not exclusive; (iv) “including” and “includes” will be deemed to be followed by “but not limited to” and “but is not limited to,” respectively; (v) any definition of, or reference to, any law, agreement, instrument or other document herein will be construed as referring to such law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified; and (vi) any definition of, or reference to, any statute will be construed as referring also to any rules and regulations promulgated thereunder.

Section 5.22    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means will be effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto, each acting under due and proper authority, have executed this Agreement as of the day, month and year first above written.

NetEase, Inc.

By:	/s/ William Lei Ding
Name:	William Lei Ding
Title:	Director and Chief Executive Officer

Youdao, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer, Director

[Signature Page to Transitional Services Agreement]

SCHEDULE 1

SERVICES

Types of Services:

1.    Legal Support Services, including but not limited to support services in respective of contract management, risk control, compliance and other corporate legal matters;

2.    Human Resources Support Services, including but not limited to recruitment, employee service center, workforce administration, employee data management, payroll and other employment-related matters;

3.    Financial Reporting, Internal Control and Internal Audit Support Services; and

4.    Technology and Operational Support Services, including but not limited to network design, optimization and maintenance, support and upgrade of business support systems (including but not limited to survey system and data monitoring system), management of information technology equipment, technical support and disaster recovery, and complementary product development, technology and infrastructure support (such as IDC rental), SMS (PoPo) support.

5.    Adminstrative Support Services, including but not limited to secretarial support, event management, conference management, shuttle bus service, canteen service, and other day-to-day office facility services.

Provider: NetEase or an Affiliate of NetEase

Recipient: Youdao or an Affiliate of Youdao

Scope and Annual Volume of Each Type of Services: Based on the Recipient’s reasonable request subject to the terms of this Agreement, and realized in the actual performance of such Services by the Provider to the Recipient.

Price: The product of multiplying the sum of the actual Direct Costs and Indirect Costs of providing such Services by 100 percent plus a reasonable markup rate as determined by NetEase based on the actual circumstances. “Direct Costs” shall include labor-related compensation and travel expenses, materials and supplies consumed and agency fees arising from performing the Services. “Indirect Costs” shall include occupancy, information technology support and other overhead costs of the department incurring the direct costs of providing the Service.

Required Notice Period for Termination by Recipient Pursuant to Section 4.2 of this Agreement: ninety (90) calendar days

Required Notice Period for Termination by Provider Pursuant to Section 4.3 of this Agreement: ninety (90) calendar days

Schedule-1-1

SCHEDULE 2

NOTICE ADDRESSES